UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 033-19694
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FirstCity Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

6400 Imperial Drive
Address of Principal Executive Office (Street and Number)

Waco, Texas 76712
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FirstCity Financial Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 (the “First Quarter 2007 Form 10-Q”), in order to allow for the completion of an independent investigation being conducted by the Audit Committee of the Company’s Board of Directors.  The Audit Committee began its investigation on February 20, 2007, with the assistance of outside advisors to review two unrelated but potentially improper events.  The Audit Committee is investigating whether the Company and its subsidiaries received inadequate compensation, or other improprieties occurred, with respect to the sale of a loan portfolio to a third party.  The Audit Committee is also reviewing the Company’s compliance with laws applicable to its foreign operations as a result of allegations against an officer of an affiliate of the Company regarding matters that occurred prior to the individual becoming an officer of that affiliate.  Both matters were brought to the attention of the Board of Directors and the Audit Committee by management.

The Company will file its First Quarter 2007 Form 10-Q as soon as practicable after the Audit Committee’s investigation is complete.  Management is committed to regaining compliance with all SEC filing requirements (including the Annual Report on Form 10-K for the fiscal year ended December 31, 2006) and all Nasdaq listing requirements as soon as possible.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Bryan Baker	254	761-2800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-K for the year ended December 31, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Because the Audit Committee’s investigation is currently ongoing, the anticipated results for the quarter ended March 31, 2007 cannot be reasonably estimated at this time.

FirstCity Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ J. Bryan Baker
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).